================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                   NEFF CORP.
                                (Name of Issuer)


CLASS A COMMON STOCK, $.01 PAR VALUE                            006400941
   (Title of class of securities)                             (CUSIP number)


                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 NOT APPLICABLE
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 10 Pages)


================================================================================




NY2:\913250\04\jk_204!.DOC\47660.1854

--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 2 of 10
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON:                                 GECFS, INC.
             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    WC

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    5,100,000 (SEE ITEM 5)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               5,100,000 (SEE ITEM 5)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  5,100,000 (SEE ITEM 5)

------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   24.1%
                                                                                                   (SEE ITEM 5)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 3 of 10
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
             I.R.S. IDENTIFICATION NOS.                                                13-1500700
             OF ABOVE PERSONS:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    WC

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    5,100,000 (SEE ITEM 5)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               5,100,000 (SEE ITEM 5)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  5,100,000 (SEE ITEM 5)

------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  24.1%
                                                                                                  (SEE ITEM 5)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 4 of 10
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
             S.S. OR I.R.S. IDENTIFICATION NO.                                         06-1109503
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                            DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                                                                            SERVICES, INC.
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        NOT APPLICABLE
                                                                                        (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 5 of 10
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                GENERAL ELECTRIC COMPANY
             S.S. OR I.R.S. IDENTIFICATION NO.                                         14-0689340
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                       SHARES DISCLAIMED BY GENERAL
                                                                                       ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    NOT APPLICABLE
                                                                                                    (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------

                     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, GECFS, Inc. ("GECFS"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") on April 21, 2000 (the "Original Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.01 per share ("Common Stock"), of Neff Corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 (a-j) is hereby amended to add the following:

                     As described in the Original Schedule 13D, on April 14, 2000 Kevin Fitzgerald and GE Capital, each on behalf of Neff Investors, made a proposal with respect to a transaction in which Neff Investors would acquire the Company in a merger. Such proposal expired by its terms on April 19, 2000. On April 20, 2000, Kevin Fitzgerald and GE Capital notified counsel to the Special Committee of the Company that despite the expiration of the proposal set forth in the Proposal Letter, GE Capital and Kevin Fitzgerald were prepared to work with such Special Committee's legal and financial advisors towards the completion of a transaction on terms and conditions mutually satisfactory to the parties.

                     Since such time, GE Capital and GECFS (i) have continued to evaluate and pursue their options in connection with a transaction involving an acquisition of the Common Stock of the Company, (ii) have determined that they will no longer pursue the joint proposal contained in the April 14, 2000 Proposal Letter, and (iii) have entered into discussions with a third party that may become a member of a group which may make a proposal to the Company to purchase the publicly held Common Stock of the Company and provide part of the necessary financing and/or capital therefor. Although GE Capital and GECFS have neither agreed with such third party with respect to the making of any such proposal to the Company, nor made such a proposal to the Company, it is likely that if such a proposal is made by GE Capital and GECFS (or by GE Capital, GECFS and such third party), it will be at a price reflective of market conditions as they exist at that time. Notwithstanding the foregoing, nothing contained herein should be construed as a commitment by GE Capital, GECFS, GECS or GE, acting alone or with any other person or entity, to make a proposal to the Company for the publicly held Common Stock.

                     Except as set forth herein and in the Original Schedule 13D, none of GE Capital, GECFS, GECS or GE has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GECFS, INC.

                                          By: /s/ Peter Ringger
                                              --------------------------------
                                              Name: Peter Ringger
                                              Title: Director


                                          Dated:  June 2, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GENERAL ELECTRIC CAPITAL CORPORATION

                                          By: /s/ Nancy E. Barton
                                              --------------------------------
                                              Name: Nancy E. Barton
                                              Title: Senior Vice President,
                                                      General Counsel
                                                      and Secretary


                                          Dated:  June 2, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               GENERAL ELECTRIC CAPITAL SERVICES, INC.

                               By: /s/ Nancy E. Barton
                                   ---------------------------------------------
                                   Name: Nancy E. Barton
                                   Title: Senior Vice President, General Counsel
                                          and Secretary



                               Dated:  June 2, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENERAL ELECTRIC COMPANY

                                          By: /s/ Nancy E. Barton
                                              --------------------------------
                                              Name: Nancy E. Barton
                                              Title: Attorney-In-Fact



                                          Dated:  June 2, 2000